December 18, 2015

VIA EDGAR SUBMISSION

Jim B. Rosenberg
Senior Assistant Chief Accountant
Office of Healthcare and Insurance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:	Valeant Pharmaceuticals International, Inc.
Form 8-K
Furnished October 19, 2015
File No. 001-14956

Dear Mr. Rosenberg:

On behalf of Valeant Pharmaceuticals International, Inc. (“Valeant” or the “Company”), set forth below are responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in your letter dated December 4, 2015 (the “Comment Letter”) relating to the Form 8-K furnished by Valeant on October 19, 2015 (File No. 001-14956) (the “Form 8-K”) and related financial results presentation.  The headings and numbered paragraphs of this letter correspond to the headings and paragraph numbers contained in the Comment Letter, and to facilitate your review, we have reproduced the text of the Staff's comments in italics below.

General

1.
Given that your ongoing acquisition of businesses is a critical strategy you employ to achieve and maintain growth in your business, please tell us why you remove the impact of acquisition-related expenses and the amortization of intangible assets you acquire, as well as the impact of other fair value adjustments recorded under acquisition accounting in presenting your non-GAAP financial measures.  While we present a number of specific comments on individual items below, we are concerned with your overall format and presentation of the non-GAAP measures and believe revisions to your future earnings releases and investor materials are appropriate.

We respectfully acknowledge the Staff’s Comment.  The Company believes its non-GAAP measures are useful to both management and investors because they provide an additional method for assessing Valeant’s operating results that is focused on the performance of the core operations and is consistent with how management internally evaluates and assesses operating results.

Acquisitions have been one element of Valeant’s growth in addition to “organic” growth of Valeant’s operations.  However, the size, number and type of transactions have varied meaningfully over time.  Acquisition-related charges resulting directly from merger and acquisition activities such as legal, due diligence and integration costs are not factored into management’s evaluation of potential acquisitions or its performance after completion of acquisitions, because they are not related to the Company’s core operating performance, and the frequency and amount of such charges vary significantly based on the size and timing of the acquisitions and the maturities of the businesses being acquired.   In addition, the Company believes that the adjustments of items such as acquisition-related costs and amortization of intangible assets more closely correlate with the sustainability of the Company’s operating performance.

Furthermore, the non-GAAP measures the company uses address questions the Company routinely receives from analysts and investors.  Since this information is so routinely of interest to others, to assure that all investors have access to similar data, and particularly to avoid any concern regarding Regulation FD, we concluded that it was appropriate to include this data in our quarterly earnings releases and investor presentations.  The Company also includes in its quarterly press releases detailed reconciliations of each non-GAAP measure to its most directly comparable financial measure calculated and presented in accordance with GAAP which allows readers of the financial statements to review the nature and magnitude of each individual adjustment and make the appropriate determination as to how to reflect these adjustments in their analysis.

Exhibit 99.1 Press Release dated October 19, 2015

2.
Please revise to give equal prominence to your GAAP financial measures.  For example, although you disclosed GAAP earnings per share prior to non-GAAP earnings per share in the 2015 Third Quarter Results section, you disclose the percentage increase in your Non-GAAP earnings per share without disclosing that GAAP earnings per share declined 83% from the prior year.  Refer to Item 10(e)(1)(i)(A) of Regulation S-K and Instruction 2 to Item 2.02 of Form 8-K.

Valeant will revise in future filings in accordance with the Staff’s Comment 2, and include the additional GAAP EPS information.

3.
Item 10(e)(1)(ii)(E) of Regulation S-K prohibits confusingly similar titles or descriptions used for GAAP measures. Please retitle your non-GAAP performance measure, “cash earnings per share,” to remove the reference to the word “cash” since the current title of your measure could be read to imply that it is related to cash flows.

Valeant will revise in future filings in accordance with the Staff’s Comment 3, and retitle this disclosure as "Adjusted Earnings Per Share".

4.
Given that you present fourth quarter and full year 2015 guidance for your non-GAAP measures, please reconcile these measures to your most directly comparable GAAP measures or explain to us why you cannot provide that information without unreasonable effort as stipulated in Item 10(e)(1)(i)(B) of Regulation S-K.

We respectfully acknowledge the Staff’s Comment.  The Company does not provide guidance with respect to GAAP financial measures other than revenues or provide reconciliations to GAAP of its forward-looking non-GAAP financial measures due to the inherent difficulty in quantifying certain amounts that would be necessary to provide in the reconciliation required by item 10(e)(1)(i)(B) of Regulation S-K given their unknown effect, timing and potential significance.  Examples of these items include impairments of assets, gains and losses from the extinguishment of debt, legal settlements, purchases of in-process research and development assets, and gains and losses from sales of assets and businesses. Accordingly, the GAAP calculation of projected net income (loss) is not available for Valeant without unreasonable effort.

In future earnings releases and presentations the Company will include disclosure including language from the preceding paragraph to explain why it does not provide guidance for certain GAAP financial measures.

5.
Your statement that you use your non-GAAP measures for strategic decision making, forecasting future results and evaluating current performance, accompanied by a statement that they provide a meaningful and consistent comparison of core operating results and trends for the periods presented does not satisfy Item 10(e)(1)(i)(A), (C) and (D) of Regulation S-K.  Please provide disclosure that:

•	Clearly identifies each non-GAAP measure and its most directly comparable financial measure calculated and presented in accordance with GAAP;
•	Explains why you consider each of your non-GAAP performance and liquidity measures to be useful to investors and how each adjustment contributes to the usefulness of the measures; and
•	To the extent material, explains the additional purposes, if any, for which you use each non-GAAP measure presented.

We respectfully acknowledge the Staff’s Comment.  In addition to the detailed reconciliations of each non-GAAP measure to its most directly comparable financial measure calculated and presented in accordance with GAAP which are included in the Company’s quarterly press releases and available on the Valeant website, Valeant will revise future filings in accordance with the Staff’s Comment 5, and specifically address each of the three bullets above, as appropriate.

6.	Please revise Tables 2, 2a and 2b to separately quantify:

•	The tax effect of pre-tax non-GAAP adjustments and explain any significant differences from your statutory or effective tax rates;
•	The resolution of uncertain tax positions and explain how they were resolved; and
•	The change in deferred taxes and explain why they changed.

Also, tell us why the tax effect recorded in your non-GAAP performance measure for the nine months ended September 30, 2015 in Tables 2 and 2b is 3% of the pre-tax adjustments and the impact in the comparable period of 2014 is negative 4%.  These amounts are substantially different from the statutory tax rates in Canada and the U.S. and your consolidated effective tax rate.  Please see Question 102.11 of the Compliance & Disclosure Interpretations associated with Non-GAAP Financial Measures.

We respectfully acknowledge the Staff's Comment.  The Company’s intention with the disclosures on Tables 2, 2a and 2b was to provide the reader the actual cash tax expense for the period (which we refer to as “cash taxes”) and was not intended to imply that the tax adjustments solely represent the tax effect of the pre-tax non-GAAP adjustments.   The non-GAAP tax adjustment is the difference between (1) the Company’s U.S. GAAP provision for income taxes for the period and (2) the expected actual cash tax expense; where the expected cash tax expense is the amount to be paid for the current period activities, plus the resolution of any historical tax audits that are expected to be settled within the current period and the Company’s U.S. GAAP provision for income taxes recorded during the quarter is the result of applying the requirements ASC 740-270 to the pre-tax book income.

With regards to the question related to the difference in the statutory or effective tax rates, the Company respectfully highlights that given the mix of income and expense across various jurisdictions, the application of a single statutory rate would not reflect the actual tax impact of these non-GAAP adjustments.  Further, as the Company’s non-GAAP measure is cash taxes, a statutory rate would not adequately reflect the cash tax impact.

The resolution of uncertain tax positions is reflected in the Company’s cash tax in the period in which they are resolved.   The amount of cash tax for the three month and nine month periods ended September 30, 2015 included $0.3 million and $2.3 million respectively related to these uncertain tax positions.

As described above, the cash tax amount excluded any impact of changes in deferred taxes.  The net change in deferred tax for the three month and nine month periods ended September 30, 2015 was $(91.5) million and $(79.0) million, respectively. The main change related to the use of Net Operating Losses (“NOL”s).

With regards to the question related to the change in the non-GAAP tax measure from the comparable period (the 3% and 4% of the pre-tax adjustments), as described above the tax adjustments are a function of the difference between U.S. GAAP provision for income taxes for the period and the expected actual cash tax expense.   The U.S. GAAP provision for income taxes for the nine month period ended September 30, 2015 was $10.4 million and September 30, 2014 was $124.4 million.  The main driver was the Company’s annualized mix of earnings worldwide, the adjustments associated with the filing of tax returns in the US and benefit for restructurings undertaken to streamline the Company’s operations in Germany.

In response to the Staff Comment in future filings, the Company will modify its quarterly press releases to clarify that the adjustment to the provision for income taxes is the difference between the Company’s  U.S. GAAP provision for income taxes for the period and the expected cash tax expense.

7.
In connection with our review of your Form 8-K, we also reviewed your Q3 2015 Financial Results presentation (October 19, 2015) on the Investor Relations page of your website and note that in several places you disclose your non-GAAP financial measures, but do not present the most directly comparable GAAP measure. For example, you do not present the most directly comparable GAAP measures to Cash EPS or adjusted earnings.  In addition, on slide 12, you describe your non-GAAP performance measure, Cash EPS, as being “reported.”  In future presentations, please:

•	Remove reference to the words “cash” and “reported” related to your Cash EPS as you do not include this non-GAAP measure in your periodic reports and it could imply a GAAP number;
•	Include the most directly comparable GAAP financial measures on your revised slides as required by Item 100(a)(1) of Regulation G; and
•	Cross reference to the location on your website where the reconciliations to your non-GAAP measures can be found, as required by Note 1 to Item 100 of Regulation G.

Valeant will revise future Financial Results presentations in accordance with the Staff’s Comment 7, and specifically address each of the three bullets above, as appropriate.

The Company has informed us that it acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert the staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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If you have any questions with respect to the foregoing, please contact me at (212) 735-3207 or Steve Arcano at (212) 735-3542.

Very truly yours,

/s/ Marie Gibson
Marie Gibson

cc:	Robert Chai-Onn, Esq.